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August 9, 2016

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Katherine Hsu Lulu Cheng

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC
Amendment No. 1 to Form SF-3
Filed July 1, 2016
File No. 333-205992

Dear Ms. Hsu:

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated July 18, 2016 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form SF-3. For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 2, which has been marked to show the changes from Amendment No. 1 to the Registration Statement as filed on July 1, 2016, as well as a clean copy of Amendment No. 2.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No.2. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the captioned Registration Statement.

Form of Prospectus

Risk Factors, page 19

1.	We note that there is no disclosure in the “Risk Factors” section about the risks to the sponsor, depositor, issuing entity and noteholders relating to potential losses resulting from adverse events with respect to the financed vehicles underlying the receivables, including but not limited to failures to comply with safety and emissions standards, repurchases of the underlying vehicles and terminations of the lease contracts. Please revise or tell us why you believe there is no material risk here. In addition, please consider including bracketed language indicating that you will in an appropriate place in the prospectus relevant information about the use of “defeat devices” in the collateral for the underlying asset pool in accordance with Item 1111 of Regulation AB.

August 9, 2016

Response

We have revised the disclosure on pages 36 and 37 of the prospectus to add a risk factor relating to potential losses resulting from recalls with respect to the financed vehicles underlying the receivables, including but not limited to failures to comply with safety and emissions standards, repurchases of the underlying vehicles and terminations of the related contracts. We have not added disclosure regarding “defeat devices” specifically, because no contracts related to vehicles with defeat devices will be included in any securitized pool hereunder.

The Sponsor, page 41

2.	We note that VW Credit, as sponsor, has an obligation to repurchase a receivable for a breach of any representation. Please confirm that you will provide information regarding VW Credit’s financial condition if there is a material risk that the ability of VW Credit to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

Response

We hereby confirm that we will provide information regarding VW Credit’s financial condition if there is a material risk that the ability of VW Credit to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities.

Credit Risk Retention, page 41

3.	We note your response to our comment 3. We also note your disclosure in the “Description of the Transfer Agreements and the Administration Agreement – Statement to Noteholders” section on page 90 that the statement for each payment date will include the balance of the risk retention reserve account. Please revise your disclosure in this section to include bracketed disclosure regarding the sponsor’s provision of post-closing disclosure relating to the eligible horizontal cash reserve account, including where such disclosure will be found. Refer to Rule 4(c)(1)(iii)(C) of Regulation RR.

Response

We have revised the disclosure on page 46 of the prospectus to include bracketed disclosure regarding the sponsor’s provision of post-closing disclosure relating to the eligible horizontal cash reserve account, including where such disclosure will be found.

August 9, 2016

Description of the Transfer Agreements and the Administration Agreement

Asset Representations Review – Asset Review Voting, page 80

4.	We note your responses to our comments 14 and 15 and that the allocated time periods continue to depend on the date the trigger was breached. Because the Form 10-D is the primary mechanism by which the occurrence of a delinquency trigger and the calling of the vote are communicated to investors, and by which an investor would communicate with other investors, it is not clear to us that your time limitations provide investors with the time necessary to evaluate whether the delinquency trigger warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe your time limitations provide sufficient time for investors to call for a vote taking into account DTC procedures and timelines.

Response

We have revised the disclosure on page 82 of the prospectus to provide that the 90-day period for initiating, and the 150-day period for completing, an investor vote to conduct an Asset Review will run from the date of filing the Form 10-D that disclosed the occurrence of the Delinquency Trigger, rather than the payment date on which it occurred.

Asset Review, page 81

5.	We note your disclosure that upon the completion of the asset review, the asset representations reviewer will provide a report to the indenture trustee, VW Credit and the depositor, and the Form 10-D filed by the depositor with respect to the applicable collection period will include a summary of those findings and conclusions. Please indicate which transaction party will be responsible for preparing the summary of the asset representations reviewer’s findings and conclusion that will be included in the Form 10-D.

Response

We have revised the disclosure on page 83 of the prospectus to indicate that the full report of the asset representations reviewer (rather than a summary of its findings and conclusions) will be filed with Form 10-D.

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August 9, 2016

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Louis Shansky, at (212) 506-2170. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	William Horwath
Kevin McDonald, Esq.